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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FourBridges Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

246 East 11th Street, Suite 310

(No. and Street)

Chattanooga	TN	37402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Rowe 423-266-4630

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Company, PLLC

(Name – *if individual, state last, first, middle name*)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Christopher D. Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FourBridges Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

HALEY M. KAYE STATE OF TENNESSEE NOTARY PUBLIC HAMILTON COUNTY

Notary Public Exp. 12/13/22

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FourBridges
CAPITAL ADVISORS

February 28, 2019

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Walter E. Jospin, Regional Director
950 East Paces Ferry, N.E., Suite 900
Atlanta, GA 30326-1382

Re: EXEMPTION REPORT for SEC Rule 15c3-3 needed under SEC Rule 17a-5 for FourBridges Securities, LLC (SEC# 8-68298: CRD# 150806)

To whom it may concern:

FourBridges Securities, LLC ("FourBridges") is exempt from SEC Rule 15c3-3 under section (k)(2)(i) of the rule. The firm has met the identified exemption provisions throughout the most recent fiscal year without exception. FourBridges does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker. FourBridges does not hold funds or securities.

Sincerely,

Christopher D. Rowe
Chief Compliance Officer

p 423.266.7490
f 423.266.7081
www.fourbridgescapital.com
246 East 11th St. Suite 310 Chattanooga, Tennessee 37402
Member FINRA/SIPC

FOURBRIDGES SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018

FOURBRIDGES SECURITIES, LLC

INDEX TO REPORT

DECEMBER 31, 2018

▪ Certified Public Accountants
▪ Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RODEFER MOSS & CO, PLLC

Report of Independent Registered Public Accounting Firm

To the Members
of FourBridges Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FourBridges Securities, LLC (the "Company") (a Tennessee corporation), as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Supplementary Information on page 9 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
We have served as FourBridges Securities' auditor since 2014.
Knoxville, Tennessee
February 27, 2019

FOURBRIDGES SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

ASSETS		
Cash	$	54,843
Accounts receivable, net of allowance of $25,152		28,559
Office equipment, less accumulated depreciation of $6,936		51
Total assets	$	83,453

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	1,706
Accrued expenses		28,433
Total liabilities		30,139
MEMBERS' EQUITY		53,314
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	83,453

The accompanying notes are an integral part of these financial statements.

FOURBRIDGES SECURITIES, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2018

REVENUES	
Revenue from contracts with customers:	
Advisory revenue	$ 501,709
Consulting fees	223,911
Total revenue from contracts with customers	725,620
Interest income	301
Total revenue	725,921
EXPENSES	
Employee compensation and benefits	217,459
Regulatory fees and expenses	11,953
Occupancy	2,212
Other	8,162
Total expenses	239,786
NET INCOME	$ 486,135

The accompanying notes are an integral part of these financial statements.

FOURBRIDGES SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2018

BALANCE - JANUARY 1, 2018	$	12,179
Capital contributions		10,000
Capital distributions		(455,000)
Net income		486,135
BALANCE - DECEMBER 31, 2018	$	53,314

The accompanying notes are an integral part of these financial statements.

FOURBRIDGES SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2018

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$ 486,135
Non cash expense included in net income:	
Depreciation	1,205
Increase in operating assets:	
Accounts receivable	(28,559)
Increase in operating liabilities:	
Accounts payable	1,181
Accrued expenses	28,433
Net cash from operating activities	488,395
CASH FLOW FROM FINANCING ACTIVITIES	
Member contributions	10,000
Distributions	(455,000)
Net cash from financing activities	(445,000)
NET CHANGE IN CASH	43,395
Cash - beginning of year	11,448
Cash - end of year	$ 54,843

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

FourBridges Securities, LLC (the "Company") was formed under the laws of the State of Tennessee and began operations on March 25, 2009. The Company is engaged in the business of investment banking with an emphasis on providing clients with advisory services related to selling and/or acquiring businesses, obtaining financing and restructuring capital.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). They are presented on the accrual method of accounting, thus reflecting income earned regardless of when received and expenses incurred regardless of when paid.

Receivables

The Company reports trade receivables at net realizable value. The Company currently does not charge interest on past due accounts. Management will determine the estimate of its bad debts allowance on historical losses and current economic conditions. On a continuing basis, management will analyze delinquent receivables, and once the receivables are determined to be uncollectible, they will be written off to the allowance account. At December 31, 2018, the allowance for doubtful accounts was $25,152.

Depreciation

Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful life of office equipment is generally five years.

Income Taxes

The Company files as a limited liability company for income tax purposes. The Company's net income is taxed at the member level rather than at the Company level, and thus no provision for income taxes has been made in the accompanying financial statement.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes.*

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uncertain Tax Positions (Continued)

Under the guidance of FASB ASC 740, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There were no tax penalties or interest levied against the Company during the year. The Company's evaluation was performed for the tax years ended December 31, 2015 through December 31, 2018, for all tax jurisdictions. These are the years which remain subject to examination by major tax jurisdictions as of December 31, 2018.

Recognition of Income

On January 1, 2018, the Company adopted FASB ASC 606, *Revenue from Contracts with Customers*. Revenue for advisory and consulting arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, the Company had no contract liabilities.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are expensed as incurred. There was no advertising expense for the year ended December 31, 2018.

NOTE 2 – RELATED PARTY TRANSACTIONS

FourBridges Holdings, LLC, sole owner of FourBridges Securities, LLC, owns furniture and equipment with no book value at December 31, 2018, which is used by the Company during the regular course of their business at no charge.

The Company has an expense sharing agreement with FourBridges Capital Advisors, LLC, an entity that is solely owned by FourBridges Holdings, LLC. From time to time FourBridges Capital Advisors, LLC pays certain expenses on behalf FourBridges Securities, LLC under the expense sharing agreement.

NOTE 3 – OFFICE EQUIPMENT

The major class of equipment and accumulated depreciation is as follows:

Office equipment	$ 6,987
Less accumulated depreciation	(6,936)
Total	$ 51

Depreciation expense was $1,205 for the year ended December 31, 2018.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at CapitalMark Bank and Trust located in Chattanooga, Tennessee, which is insured by the Federal Deposit Insurance Corporation on balances up to $250,000. The cash balances fluctuate on a daily basis throughout the year and can exceed the insured amount. Management does not believe the Company is exposed to any undue risk on cash balances.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $24,704, which was $19,704 in excess of its minimum dollar net capital requirement of $5,000. The Company's net capital ratio was .85 to 1.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the independent auditor's report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

SUPPLEMENTAL INFORMATION

FOURBRIDGES SECURITIES, LLC

SCHEDULE-1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

Members' equity allowable for net capital	$ 53,314
Total capital allowable	
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable, net	28,559
Office equipment, net	51
	28,610
NET CAPITAL	$ 24,704
AGGREGATE INDEBTEDNESS	$ 30,139
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital	$ 2,009
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 19,704
Excess net capital at 1,000 percent	$ 18,704
Percentage of aggregate indebtedness to net capital	122.00%

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2018.

Reference the Report of Independent Registered Public Accounting Firm

▪ Certified Public Accountants
▪ Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Report Of Independent Registered Public Accounting Firm

To the Member
FourBridges Securities, LLC

We have reviewed management's statements, included in the assertions made in Part 11A of FourBridges Securities, LLC's (the "Company") Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
Knoxville, TN
February 27, 2019

▪ Certified Public Accountants
▪ Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Report of Independent Registered Public Accounting Firm On Applying Agreed-Upon Procedures

To the Members
of FourBridges Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by FourBridges Securities, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 27, 2019